Exhibit 99.1

Stock Building Supply Announces 2015 Second Quarter Results

Raleigh, NC - August 5, 2015 - Stock Building Supply Holdings, Inc. (NASDAQ: STCK) (the “Company”), a diversified lumber and building materials distributor and solutions provider that sells primarily to new construction and remodeling contractors, today reported its financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

•	Net sales of $350.1 million, up 1.6%, compared to $344.6 million in the prior year period

•	Gross profit of $86.4 million, up 5.1%, compared to $82.2 million in the prior year period

•	Net income of $2.6 million, or $0.10 per diluted share, including $3.3 million of merger-related costs, compared to net income of $5.6 million, or $0.21 per diluted share in the prior year period

•	Adjusted EBITDA of $14.3 million, up 10.8%, compared to $12.9 million in the prior year period

•	Adjusted income from continuing operations of $6.5 million, or $0.25 per diluted share, compared to $5.8 million, or $0.22 per diluted share, in the prior year period

•	Cash provided by operating activities of $8.6 million, compared to cash used in operating activities of $20.2 million in the prior year period

Commenting on the Company’s second quarter 2015 results, Jeff Rea, President and Chief Executive Officer, stated, “Despite significant commodity deflation and unusually wet weather conditions in several key markets during the quarter, our operating teams achieved net sales volume growth and gross profit expansion of approximately 5% compared to the second quarter of 2014. Importantly, we continued to execute on our profitable growth strategy by driving higher growth rates in our value-added structural components and millwork product groups, which helped continue the upward trend in our gross margin percentage and partially offset the negative impact of deflation in lumber and lumber sheet goods. Additionally, we continued to make investments in our eBusiness capabilities that we believe will provide differentiated customer service and help to accelerate operating profit as the housing market recovery progresses.”

Jim Major, Executive Vice President and Chief Financial Officer, stated, “During the second quarter, we remained focused on executing upon our strategic operational and technology investments while sustaining profitable growth improvement. Gross margin for the quarter improved 80 basis points to 24.7%, compared to the prior year period, and Adjusted EBITDA for the quarter grew nearly 11%, as we continued to convert incremental sales dollars to Adjusted EBITDA at a healthy rate. These margin improvements combined with solid working capital management resulted in substantially improved cash flow from operations as compared to the second quarter of last year.”

Second Quarter 2015 Financial Results Compared to Prior Year Period

Net sales for the second quarter of 2015 totaled $350.1 million, up $5.5 million, or 1.6%, compared to $344.6 million in the second quarter of 2014. The Company estimates net sales increased approximately 5.0% related to increased volume but was offset by reduced selling prices on commodity products.

Gross profit in the second quarter of 2015 was $86.4 million, up $4.2 million, or 5.1%, compared to $82.2 million in the second quarter of 2014, primarily as a result of increased sales volume. The gross margin percentage for the second quarter of 2015 increased 80 basis points to 24.7%, compared to 23.9% in the second quarter of 2014, largely as a result of improved gross margins on sales of structural components and a higher percentage of total net sales being derived from non-commodity products.

Selling, general and administrative expenses during the second quarter of 2015 were $74.7 million, up $3.6 million, or 5.0%, from $71.1 million in the second quarter of 2014. The increase was primarily related to higher salary, wage and incentive compensation costs to serve higher sales volume, associate health care cost inflation and certain expenses related to previously closed store locations.

Operating income in the second quarter of 2015 was $5.4 million, compared to operating income of $8.9 million in the second quarter of 2014. During the second quarter of 2015, the Company incurred approximately $3.3 million of costs related to the previously announced merger (“the Merger”) with Building Materials Holding Corporation (“BMC”).

Net income during the quarter totaled $2.6 million, or $0.10 per diluted share, compared to net income of $5.6 million, or $0.21 per diluted share, in the second quarter of 2014. Adjusted income from continuing operations for the second quarter of 2015 was $6.5 million, or $0.25 per diluted share, compared to adjusted income from continuing operations of $5.8 million, or $0.22 per diluted share, in the second quarter of 2014.

Adjusted EBITDA in the second quarter of 2015 totaled $14.3 million, up $1.4 million, compared to $12.9 million in the second quarter of 2014. A reconciliation of non-GAAP (Adjusted) financial measures to comparable GAAP financial measures is provided in the “Reconciliation of GAAP to Non-GAAP Measures” section of this press release.

Liquidity and Capital Resources

Total liquidity as of June 30, 2015 was approximately $117.4 million, which includes cash and cash equivalents of $6.9 million and $110.5 million of borrowing availability under our existing revolver.

Capital expenditures during the second quarter of 2015 totaled $3.5 million, primarily to fund purchases of vehicles and equipment to support increased sales volume and replace aged assets, and facility and technology investments to support our operations. In addition, the Company acquired approximately $4.2 million of assets, primarily vehicles, under capital lease arrangements.

Merger with BMC

On June 3, 2015, the Company announced it had entered into an Agreement and Plan of Merger with BMC (the “Merger Agreement”). On June 25, 2015, the Company received notification that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (“HSR”), for the Merger had been granted by the United States Federal Trade Commission. The early termination of the waiting period under HSR satisfied one of the conditions to the closing of the Merger. The Merger, which remains subject to other closing conditions (including approval by both the Company and BMC shareholders), is on track to close in the fourth quarter of 2015.

For information regarding the Merger Agreement, please refer to our Current Report on Form 8-K filed with the SEC on June 5, 2015.

Acquisition of Guilford Builders Supply

On June 1, 2015, the Company acquired certain assets and assumed certain liabilities of Guilford Builders Supply (“GBS”). GBS is a provider of building materials and custom millwork that operates two locations in Greensboro, North Carolina and generated net sales of approximately $6.2 million in 2014.

Outlook

“During the first half of 2015, the U.S. housing market continued its measured pace of recovery supported by a healthy national economy, sustained employment growth, improved household formation rates and strengthened levels of both consumer and builder confidence,” stated Mr. Rea. “Given this backdrop, we feel the Company is very well positioned for further growth and earnings expansion through the housing recovery. Our teams continue to work diligently to enhance and differentiate our customer service, profitability and growth capabilities and we are now preparing to introduce new online customer service and sales tools as an extension to our eBusiness suite. We believe this integrated and extensive eBusiness capability, which we expect to roll out over the next six to twelve months, will allow for a significantly enhanced customer experience while providing for increased employee productivity and growth capacity for all our locations.”

Conference Call

The Company will host a conference call on Wednesday, August 5, 2015 at 10:00 a.m. (Eastern Time) and will simultaneously broadcast it live over the Internet. The conference call can be accessed by dialing 877-407-0784 (domestic) or 201-689-8560 (international). A telephonic replay will be available approximately three hours after the call and can be accessed by dialing 877-870-5176, or for international callers, 858-384-5517. The passcode for the live call and the replay is 13614301. The telephonic replay will be available until 11:59 p.m. (Eastern Time) on August 12, 2015. The live webcast and archived replay can be accessed on the “Events & Presentations” section of the Company’s Investor Relations website at ir.stocksupply.com. The online archive of the webcast will be available for approximately 90 days.

About Stock Building Supply

Stock Building Supply operates 69 strategically located facilities in 20 metropolitan areas in 13 states primarily in the South and West regions of the United States (as defined by the U.S. Census Bureau). We offer a broad range of products, including lumber and lumber sheet goods, millwork, doors, flooring, windows, structural components, engineered wood products, trusses, wall panels and other exterior products. Our customer base includes production homebuilders, custom homebuilders and remodeling contractors.

Non-GAAP Financial Measures

This press release presents Adjusted EBITDA and Adjusted income from continuing operations, which are non-GAAP financial measures within the meaning of applicable Securities and Exchange Commission (“SEC”) rules and regulations. For a discussion of the reasons why the Company believes that these non-GAAP financial measures provide information that is useful to investors and a reconciliation of Adjusted EBITDA and Adjusted income from continuing operations to the most comparable GAAP measure, see the “Reconciliation of GAAP to Non-GAAP Measures” section of this press release.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this presentation may include, without limitation, statements regarding sales growth, price changes, earnings performance, strategic direction and the demand for our products. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. The Company cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger involving BMC and the Company, including future financial and operating results, the Company’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and the Company shareholder approvals; the risk that the Company or BMC may be unable to obtain governmental and regulatory approvals required for the Merger, or required governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger; the risk that a condition to closing of the Merger may not be satisfied; the timing to consummate the Merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on Merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the Merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond the Company and BMC’s control. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and the Company and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find it

The proposed transaction involving the Company and BMC will be submitted to the respective stockholders of the Company and BMC for their consideration. In connection with the Merger and special meeting of the Company’s stockholders, the Company expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the Merger, the Merger Agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and the Company. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that the Company or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and any other documents filed or furnished by the Company with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from the Company by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

Participation in the Solicitation

The Company, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for the Company’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

Investor Relations Contact

Stock Building Supply Holdings, Inc.

Mark Necaise

(919) 431-1021

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except share and per share amounts)	2015	2014	2015	2014
Net sales	$350,065	$344,586	$647,685	$624,569
Cost of goods sold	263,654	262,372	489,953	477,113

Gross profit	86,411	82,214	157,732	147,456

Selling, general and administrative expenses	74,655	71,086	144,580	138,213
Depreciation expense	2,243	1,641	4,318	3,109
Amortization expense	597	564	1,160	1,127
Impairment of assets held for sale	—	—	—	48
Merger-related costs	3,262	—	3,469	—
Public offering transaction-related costs	—	—	—	448
Restructuring expense	205	2	397	9

	80,962	73,293	153,924	142,954

Income from operations	5,449	8,921	3,808	4,502
Other income (expense)
Interest expense	(677)	(668)	(1,388)	(1,299)
Other income, net	196	170	808	413

Income from continuing operations before income taxes	4,968	8,423	3,228	3,616
Income tax expense (benefit)	2,437	2,943	(1,154)	1,445

Income from continuing operations	2,531	5,480	4,382	2,171
Income from discontinued operations, net of income tax expense of $24, $94, $29 and $108, respectively	39	147	47	168

Net income	$2,570	$5,627	$4,429	$2,339

Weighted average common shares outstanding
Basic	26,097,615	25,722,671	26,094,881	25,703,449
Diluted	26,329,951	26,224,550	26,299,041	26,212,787

Basic earnings per share
Income from operations	$0.10	$0.21	$0.17	$0.08
Income from discontinued operations	—	0.01	—	0.01

Net income per share	$0.10	$0.22	$0.17	$0.09

Diluted earnings per share
Income from operations	$0.10	$0.21	$0.17	$0.08
Income from discontinued operations	—	—	—	0.01

Net income per share	$0.10	$0.21	$0.17	$0.09

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share and per share amounts)	June 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$6,934	$5,806
Restricted assets	605	1,076
Accounts receivable, net	132,904	114,448
Inventories, net	109,242	98,259
Costs in excess of billings on uncompleted contracts	11,132	7,981
Current income taxes receivable	—	4,863
Prepaid expenses and other current assets	15,176	11,718
Deferred income taxes	1,853	4,081

Total current assets	277,846	248,232
Property and equipment, net of accumulated depreciation	83,428	90,611
Intangible assets, net of accumulated amortization	21,376	22,536
Goodwill	7,186	7,186
Restricted assets	1,041	861
Other assets	1,225	1,792

Total assets	$392,102	$371,218

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$97,449	$72,029
Accrued expenses and other liabilities	33,563	32,957
Income taxes payable	3,388	—
Current portion of restructuring reserve	874	892
Current portion of capital lease obligation	2,741	1,706
Billings in excess of costs on uncompleted contracts	908	592

Total current liabilities	138,923	108,176
Revolving line of credit	74,748	90,114
Long-term portion of capital lease obligation	9,893	5,955
Deferred income taxes	12,828	18,880
Other long-term liabilities	9,086	7,222

Total liabilities	245,478	230,347

Commitments and contingencies
Stockholders’ equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding at June 30, 2015 and December 31, 2014	—	—
Common stock, $0.01 par value, 300,000,000 shares authorized, 26,189,427 and 26,176,056 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively	262	262
Additional paid-in capital	148,664	147,340
Retained deficit	(2,302)	(6,731)

Total stockholders’ equity	146,624	140,871

Total liabilities and stockholders’ equity	$392,102	$371,218

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
(in thousands)	2015	2014
Cash flows from operating activities
Net income	$4,429	$2,339
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation expense	6,484	5,319
Amortization of intangible assets	1,160	1,127
Amortization of debt issuance costs	226	239
Deferred income taxes	(3,824)	(3,005)
Non-cash stock compensation expense	1,326	980
Impairment of assets held for sale	—	96
Gain on sale of property, equipment and real estate	(263)	(684)
Bad debt expense	1,288	259
Change in assets and liabilities
Accounts receivable	(18,521)	(19,973)
Inventories, net	(10,209)	(26,260)
Accounts payable	25,579	28,609
Other assets and liabilities	3,520	(927)

Net cash provided by (used in) operating activities	11,195	(11,881)

Cash flows from investing activities
Purchases of property and equipment	(7,385)	(12,837)
Purchase of business	(2,025)	—
Proceeds from sale-leaseback transactions, net	15,296	—
Proceeds from sale of property, equipment and real estate	390	2,603
Change in restricted assets	291	503

Net cash provided by (used in) investing activities	6,567	(9,731)

Cash flows from financing activities
Proceeds from revolving line of credit	674,169	681,675
Repayments of proceeds from revolving line of credit	(689,535)	(649,913)
Other financing activities	(1,268)	(2,172)

Net cash (used in) provided by financing activities	(16,634)	29,590

Net increase in cash and cash equivalents	1,128	7,978
Cash and cash equivalents
Beginning of period	5,806	1,138

End of period	$6,934	$9,116

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Sales by Product Category

(unaudited)

	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014
(in thousands)	Net Sales	% of Sales	Net Sales	% of Sales	% Change
Structural components	$50,472	14.4%	$45,667	13.3%	10.5%
Millwork & other interior products	64,385	18.4%	61,113	17.7%	5.4%
Lumber & lumber sheet goods	116,814	33.4%	123,743	35.9%	(5.6)%
Windows & other exterior products	72,377	20.7%	70,758	20.5%	2.3%
Other building products & services	46,017	13.1%	43,305	12.6%	6.3%

Total net sales	$350,065	100.0%	$344,586	100.0%	1.6%

	Six Months Ended June 30, 2015		Six Months Ended June 30, 2014
(in thousands)	Net Sales	% of Sales	Net Sales	% of Sales	% Change
Structural components	$91,050	14.1%	$83,683	13.4%	8.8%
Millwork & other interior products	121,942	18.8%	113,707	18.2%	7.2%
Lumber & lumber sheet goods	218,011	33.7%	220,163	35.3%	(1.0)%
Windows & other exterior products	133,194	20.6%	128,295	20.5%	3.8%
Other building products & services	83,488	12.8%	78,721	12.6%	6.1%

Total net sales	$647,685	100.0%	$624,569	100.0%	3.7%

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Reconciliation of GAAP to Non-GAAP Measures

(unaudited)

Adjusted EBITDA is defined as income from continuing operations plus interest expense, income tax expense (benefit), depreciation and amortization, impairment of assets held for sale, merger-related costs, public offering transaction-related costs, restructuring expense, non-cash stock compensation expense, severance and other items related to store closures and other items. Adjusted income (loss) from continuing operations is defined as income from continuing operations plus merger-related costs, restructuring expense, non-cash stock compensation expense, severance and other items related to store closures and other items, and after tax effecting those items. Adjusted EBITDA and Adjusted income (loss) from continuing operations are intended as supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We believe that Adjusted EBITDA and Adjusted income (loss) from continuing operations provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses Adjusted EBITDA to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Adjusted EBITDA is used in monthly financial reports prepared for management and our board of directors. We believe that the use of Adjusted EBITDA and Adjusted income (loss) from continuing operations provide additional tools for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other distribution and retail companies, which may present similar non-GAAP financial measures to investors. However, our calculation of Adjusted EBITDA and Adjusted income (loss) from continuing operations are not necessarily comparable to similarly titled measures reported by other companies. Our management does not consider Adjusted EBITDA or Adjusted income (loss) from continuing operations in isolation or as alternatives to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA and Adjusted income (loss) from continuing operations is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. Some of these limitations are: (i) Adjusted EBITDA and Adjusted income (loss) from continuing operations do not reflect changes in, or cash requirements for, our working capital needs; (ii) Adjusted EBITDA does not reflect our interest expense, or the requirements necessary to service interest or principal payments on our debt; (iii) Adjusted EBITDA does not reflect our income tax expenses or the cash requirements to pay our taxes; (iv) Adjusted EBITDA and Adjusted income (loss) from continuing operations do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; (v) although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA and Adjusted income (loss) from continuing operations do not reflect any cash requirements for such replacements and (vi) Adjusted EBITDA and Adjusted income (loss) from continuing operations do not consider the potentially dilutive impact of issuing non-cash stock-based compensation. In order to compensate for these limitations, management presents Adjusted EBITDA and Adjusted income (loss) from continuing operations in conjunction with GAAP results. You should review the reconciliations of income (loss) from continuing operations to Adjusted EBITDA and Adjusted income (loss) from continuing operations below, and should not rely on any single financial measure to evaluate our business.

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Reconciliation of GAAP to Non-GAAP Measures (continued)

(unaudited)

The following is a reconciliation of income from continuing operations to adjusted EBITDA.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2015	2014	2015	2014
Income from continuing operations	$2,531	$5,480	$4,382	$2,171
Interest expense	677	668	1,388	1,299
Income tax expense (benefit)	2,437	2,943	(1,154)	1,445
Depreciation and amortization	3,928	3,410	7,644	6,446
Impairment of assets held for sale	—	—	—	48
Merger-related costs	3,262	—	3,469	—
Public offering transaction-related costs	—	—	—	448
Restructuring expense	205	2	397	9
Non-cash stock compensation expense	656	495	1,326	980
Severance and other items related to store closures (a)	524	(70)	593	115
Other items (b)	112	12	221	89

Adjusted EBITDA	$14,332	$12,940	$18,266	$13,050

The following is a reconciliation of income from continuing operations to adjusted income from continuing operations.

	Three Months Ended June 30,
(in thousands)	2015	2014
Income from continuing operations	$2,531	$5,480
Merger-related costs	3,262	—
Restructuring expense	205	2
Non-cash stock compensation expense	656	495
Severance and other items related to store closures (a)	524	(70)
Other items (b)	112	12
Tax effect of adjustments to continuing operations (c)	(794)	(127)

Adjusted income from continuing operations	$6,496	$5,792

Weighted average common shares used in calculating adjusted income from continuing operations per diluted share	26,329,951	26,224,550
Adjusted income from continuing operations per diluted share	$0.25	$0.22

(a)	Represents severance expense and other items related to closed locations, consisting primarily of pre-tax losses incurred during closure and post-closure activities.
(b)	Represents third party costs related to completed acquisitions and the evaluation of acquisition candidates, as well as the expense for advisory services provided by an affiliate of The Gores Group, LLC (“Gores”).
(c)	The tax effect of adjustments to continuing operations was based on the respective transactions’ income tax rate, which was 33.4% and 28.9% for the three months ended June 30, 2015 and 2014, respectively. The tax effect of adjustments to continuing operations for the three months ended June 30, 2015 excludes approximately $2.4 million of non-deductible merger-related costs.